Exhibit 99_4

Société anonyme with a share capital of 1.751.443,70 euros

Registered Office: 8, rue de la Croix Jarry - 75013 Paris

Paris Trade & Companies Register (RCS) 428 859 052

OVERVIEW Year ending December 31st, 2014

SUMMARY PRESENTATION FOR THE YEAR ENDING DECEMBER 31, 2014

The business review for the first half of 2014 is part of the notes to the interim consolidated financial statements published on our website. We remind you that at the end of the year 2013, Cellectis had implemented a restructuring plan whose main objectives were to:

•	drastically reduce the scope and operations of the Tools and Services branch;

•	turn away from various research programs whose sales perspectives were incompatible with the deployment of the strategic plan of the Therapeutics branch;

•	refocus the development of its subsidiary dedicated to agricultural biotechnology, Cellectis plant sciences, concentrating its efforts on developing its proprietary products: potatoe, soybean, canola and wheat.

This plan has been implemented in 2014 and led notably to the end of the Tools and Services branch. The end point was the sale of the Swedish subsidiary Cellectis AB, completed August 29, 2014. While the average staff size was 203 people during the year 2013, it decreased to 123 people in 2014 and was 91 people in December 2014.

Cellectis has completed the restructuring phase and now focuses on two activities: Therapeutics (immunotherapies based on engineered CAR T-cells) and Plants.

The year 2014 was marked by the following events:

•	January 30, 2014: agreement with Precision BioSciences, Inc. to settle a patent litigation. As part of the settlement, the companies will cross-license certain genome engineering patents and drop their on-going lawsuits and patent challenges.

•	February 2014: exclusive license agreement with genOway which becomes the exclusive provider of Cellectis’ homologous recombination technology for research applications in genetically modified rodents. Cellectis will remain the partner for any other applications such as bioproduction and therapeutics.

•	February 17, 2014: signing of a strategic collaboration agreement with Servier. The partnership covers the development and potentially the commercialization of Cellectis’ lead product candidate, UCART19. The agreement also included research, development and potentially the commercialization of five other product candidates targeting solid tumors. The financial terms of the collaboration include an upfront payment of €7.55 million ($10 million) and up to €135 million ($180 million) for each of the six product candidates potentially developed, spread over various milestones in the development and commercialization phases. In addition, Cellectis will receive royalties on the sales of commercialized products

•	March 24, 2014: successful closing of a €20.5 million share capital increase subscribed by U.S. biotechnology institutional investors.

•	June 5, 2014: series of agreements with Thermo Fisher Scientific concerning the uses of TAL nucleases under the brand name TALEN™. Pursuant to these agreements, Thermo Fisher is granted a worldwide license under Cellectis’ rights to the TAL nucleases outside the therapeutic field, with exclusive rights to grant sublicenses in research and development, bioproduction and certain applied markets. Thermo Fisher currently markets TALEN™ for these applications under its Life Technologies brand. Cellectis is granted a worldwide license under Thermo Fisher’s rights to TAL nucleases in the research and development field for internal and collaborative research, as well as for the marketing of TAL gene editing for Cellectis bioresearch’s products and services, and in the plant biotechnology field, for Cellectis plant sciences’ in-house and collaborative research and development.

•	June 5, 2014: agreement with Accelera, the preclinical CRO (Contract Research Organisation) within the Nerviano Medical Sciences Group, to complete the preclinical studies of Cellectis’ advanced product candidate, UCART19.

•	June 9, 2014: agreement with CELLforCURE for the cGMP manufacturing of clinical batches of Cellectis’ allogeneic CAR T-cells. The scope of this partnership covers the production of clinical batches from Cellectis’ allogeneic CART lymphocytes. Pursuant to this agreement, CELLforCURE will be responsible for the manufacturing of cGMP clinical batches for candidates from Cellectis’ UCART product family.

•	June 18, 2014: signing of a global strategic collaboration agreement with Pfizer to develop Chimeric Antigen Receptor T-cell (CAR-T) immunotherapies in the field of oncology directed at select targets. Cellectis received an upfront payment of $80 million, as well as funding for research and development costs associated with Pfizer-selected targets and the four Cellectis-selected targets within the collaboration. Cellectis is eligible to receive development, regulatory and commercial milestone payments of up to $185 million per Pfizer product. Cellectis is also eligible to receive tiered royalties on net sales of any products that are commercialized by Pfizer. Additionally, Pfizer entered into an equity agreement to purchase approximately 10% of the Cellectis capital through a capital increase without pre-emptive subscription right and the subscription of 2.786.924 newly issued shares at €9.25 per share.

•	June 23, 2014: Cellectis received a Scientific recommendation from the European Medicines Agency (EMA), in consultation with the European Commission, for UCART19, its lead product candidate in adoptive immunotherapy against CD19 expressing leukemias and lymphomas. UCART19 fulfills the definition of an Advanced-Therapy medicinal Product (ATmP) being eligible for Scientific Advices and Assessment from the EMA Committee for Advanced Therapies (CAT) as well as for European centralized Marketing Authorization Approval. The EMA/CAT considers that Cellectis’ allogeneic engineered Chimeric Antigen Receptor (CAR+) T-cells fall within the definition of a Gene Therapy Medicinal Product.

•	End of July 2014: signature of a Sell and Purchase Agreement with the Japanese Company Takara Bio Inc for the Swedish subsidiary Cellectis AB. This operation was finalized on August 29 and marked the completion of the restructuring process of the Tools and Services branch.

•	July 31, 2014: an Extraordinary General Shareholders’ Meeting was held in Paris, at the Group’s headquarters. This meeting had been convened to vote on a planned €25,779,047 capital increase through the issuance of 2,786,924 new ordinary shares (corresponding to a total nominal value of €139,346.20) and the suppression of shareholders’ pre-emptive subscription rights in favor of Pfizer. This planned acquisition of an approximate 10% stake in the capital of Cellectis SA by Pfizer is part of the agreements signed on June 18, 2014 between the two companies as part of their global strategic collaboration in the field of cancer immunotherapy. This capital increase allowed the Company to strengthen its equity and to continue investing in research and development.

•	October 22, 2014 : publication of the grant of European patent EP 2 510 096 by the European Patent Office to the University of Minnesota and Iowa State University Research Foundation Inc. Cellectis now has exclusive rights to this patent under a 2011 agreement with the Regents of the University of Minnesota.

•	October 28, 2014: Cellectis received €13,237,524 ($16.5M) through the exercise of 7,354,180 warrants of the 12,195,113 warrants issued in October 2011, which expired on October 28, 2014 (60.3% of the total amount). An additional 1,470,836 new shares were issued as a result of this decision.

•	December 18, 2014: Cellectis plant sciences, a Cellectis Minnesota-based subsidiary, and Two Blades Foundation (2Blades) announced the execution of a non-exclusive cross-license agreement relating to TAL nuclease technologies. Pursuant to the agreement, 2Blades has access to TALEN™ technology for not-for-profit uses, including use in 2Blades’ humanitarian efforts to support subsistence farming, and for certain commercial applications related to 2Blades’ disease resistance programs. In addition, pursuant to the agreement, Cellectis plant sciences receives a license under 2Blades’ TAL Code technology related to nucleases for commercial uses in certain specified crop plants. Cellectis plant sciences has an option to expand its license to additional crops.

Since the beginning of the year 2015, the Group made the following announcements :

•	January 6, 2015: issuance by the USPTO of a US patent covering chimeric endonucleases for chromosomal gene editing by homologous recombination in cells. On December the 30th, 2014, the USPTO issued a patent to Institut Pasteur and the Boston Children’s Hospital for a method of nuclease-based chromosomal gene editing in cells in vitro. This issued patent, filed on February 2000, is part of a patent portfolio owned by Boston Children’s Hospital and Institut Pasteur and licensed exclusively to Cellectis pursuant to a license agreement dated June 2000.

•	January 8, 2015: Cellectis announced that it planned to conduct a registered initial public offering in the United States. The timing, number of shares and price of the proposed offering have not yet been determined.

•	January 13, 2015: exclusive license agreement with The Ohio State University, through the Ohio State Innovation Foundation, to develop and commercialize chimeric antigen receptor (CAR) technology targeting multiple myeloma cells. The CAR technology licensed to Cellectis is related to CS1, an antigen that is over-expressed in multiple myeloma cells. Cellectis intends to pursue the development of a CS1 CAR T-cell program for this targeted indication.

•	February 17, 2015: announcement of the vote results of the Combined Shareholders General Meeting, which was held on February 16, 2015.

•	February 20, 2015: announcement of the filing of Form F-1 in the framework of the company’s project of IPO in the Nasdaq in the United States of America.

•	March 4, 2015: publication of the company’s consolidated financial statements for 2014, as approved by the Board of Directos at their meeting on March 3, 2015.

•	March 18, 2015: Annoucement of the launch of the company’s IPO in the Nasdaq in the United States of America.

•	March 24, 2015: announcement of the filing of an amendment of the Form F-1 for the purpose of the company’s IPO in the Nasdaq.

•	March 25, 2015: announcement of the pricing of the company’s IPO.

•	April 9, 2015: announcement of the opening of Cellectis’s labs and offices in Manhattan, New York.

•	April 9, 2015: announcement of presentations at upcoming conferences.

•	April 14, 2015: publication of a study demonstrating reduced acrylamide in fried potatoes.

•	April 15, 2015: University of Minnesota grants to Cellectis plant sciences, Inc. an exclusive license agreement under CRISPR intellectual property for uses in plants.

•	April 17, 2015: confirmation of the eligibility of the company in SME-PEA system.

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